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                                                           FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-30428
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.


LETTER TO SERIES C LOAN NOTE HOLDERS

[Letterhead of both Espotting Media Inc. and Espotting Media (UK) Limited.]

27 May 2004

[Name and address of Note Holder]

Dear Series C Loan Note Holder

RE: ESPOTTING MEDIA INC. MERGER WITH FINDWHAT.COM

We are writing to advise you that an amended and restated agreement and plan of merger was entered into on 9 February 2004 by and among Espotting Media Inc. ("Espotting"), a Delaware Corporation and sole parent of Espotting Media (UK) Limited, FindWhat.com, a Nevada corporation, and Who Merger Corp., a Delaware corporation and wholly owned subsidiary of FindWhat.com, pursuant to which Who Merger Corp. will merge with and into Espotting, with Espotting as the surviving corporation (the "Merger"). Following the Merger, Espotting will be a wholly owned subsidiary of FindWhat.com.

It is anticipated that the Merger will complete on or about 30 June 2004. A meeting of the stockholders of Espotting and the Series A and Series B note holders of Espotting Media (UK) Limited will be held on 8 June 2004 to vote on various resolutions relating to the rights attaching to the Series A and Series B loan notes and, in particular, the conversion of the Loan Notes prior to the Merger.

Unless otherwise defined, "Loan Notes" is collectively referred to herein as the Series A, Series B and Series C loan notes.

SERIES C LOAN NOTES

a.  EXERCISE

Except as noted in the third paragraph below in this section a., pursuant to clause 5 of the Instrument Constituting 15% Convertible Secured Notes executed by Espotting and Espotting UK on 14 September 2003 (the "Series C Loan Note Instrument") loan notes issued under this instrument (the "Series C Loan Notes") automatically convert into shares of Espotting immediately prior to completion of the merger between Espotting and FindWhat.com.

Consequently, there is no need for the holders of Series C Loan Notes to make any resolutions or written election with respect to the conversion of their Series C Loan Notes and this is why a meeting of the Series C Loan Note Holders is not being held.

Espotting and Espotting UK advises that it has agreed with the holder of $2 million in principal amount of Series C Loan Notes to prepay the principal and interest under that note holder's Series C Loan Note prior to completion of the Merger.

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b.  EXCHANGE RATE

Except as noted above the Series C Loan Notes will convert into shares of common stock in Espotting in accordance with the provisions of clause 5 of the Series C Loan Note Instrument. The exact number of shares to be received by each holder of Series C Loan Notes is governed by a formula which cannot be calculated until after completion of the Merger with FindWhat.com. A working example of how it will be calculated is therefore attached for illustrative purposes only.

c.  INTEREST

As at completion of the merger with FindWhat.com the holders of Series C Loan Notes will be due an interest payment for the period 1 June 2004 to the date of the completion of the Merger, which is anticipated to be 30 June 2004. Since the definition of the Repayment Amount (which is the amount to be converted into stock in Espotting .) under the Series C Loan Note Instrument includes all accrued but unpaid interest, the outstanding interest will be included in the Repayment Amount to be automatically converted into stock in Espotting.

d.  LOAN NOTE CERTIFICATE OR LOST CERTIFICATE INDEMNITY

This form is attached to this letter. In order for your Series C Loan Notes to be converted, you must return the original certificate(s) relating to the Series C Loan Notes held by you to Espotting Media (UK) Limited at the address indicated below by no later than FRIDAY 4 JUNE 2004. If you have lost your Series C Loan Note certificate(s), you should complete this form and return it instead of providing the certificate(s).

e.  WORKED EXAMPLE OF THE C NOTE CONVERSION

The conversion of Series C Loan Notes is made pursuant to a formula which cannot be calculated until after completion of the Merger. A worked example of the conversion formula is attached for information purposes only.

f.  MERGER PROPOSAL AND PROXY STATEMENT

This is a copy of the document that has been sent to stockholders in relation to the Espotting stockholders' meeting that will be held on 2 June 2004. The purpose of the stockholders' meeting is primarily for the stockholders to approve the Merger. You have been provided this document as it contains information relating to the businesses of Espotting and Findwhat.com and the Merger generally. This document is sent to you for information purposes only. You do not need to fill out any information on this document.

Espotting and Espotting Media (UK) Limited advise that this letter and the documents attached to it are intended to provide information in relation to the


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Series C Note Holders' Meeting to be held on 8 June 2004 only. They are not intended as an offer or invitation or inducement to Series C Note Holders or to any other person to enter into any investment activity in connection with the Merger. Any person affected by the Merger who requires any investment advice should contact an independent financial adviser authorised by the Financial Services Authority. We also recommend that you seek independent legal or tax advice in relation to any concerns that you have relating to the attached documentation.

We look forward to receiving your completed forms by no later than FRIDAY 4 JUNE 2004, which should be returned as follows:

By post to:

Attention:  Donald Hanson
Espotting Media Inc. and Espotting Media (UK) Limited
5th Floor
The Old Truman Brewery
91 Brick Lane
London E1 6QL

Or by facsimile to:

Attention: Donald Hanson
Fax No:  +44 (0)20 7539 0554

If you have any queries in relation to these documents please do not hesitate to contact Donald Hanson, Assistant to the Chief Executive Officer, on +44 (0)20 7539 0521.

Yours Faithfully



Daniel Ishag
Chief Executive Officer

On behalf of Espotting Media Inc. and Espotting Media (UK) Limited




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                                   SCHEDULE 1

                           Lost Certificate Indemnity

The Directors
Espotting Media (UK) Limited
5th Floor
The Old Truman Brewery
91 Brick Lane
London E1 6QL

                                                                  ________  2004


Dear Sirs

ESPOTTING MEDIA (UK) LIMITED (THE "COMPANY")

1. The original certificate(s) of title (the "CERTIFICATE(S)") in our name relating to _______ C Loan Notes of (pound)1 each in the capital of the Company (the "LOAN NOTES") has/have been lost or destroyed.

2. Neither the Loan Notes nor the Certificate(s) have been transferred, charged, lent, deposited or dealt with in any manner affecting title and the person(s) named in the Certificate(s) is/are the person(s) entitled to be on the register of Loan Note Holders of the Company in respect of the Loan Notes.

3. We request the Company to issue to us a duplicate certificate for the Loan Notes.

4. In consideration of the Company issuing to us a duplicate certificate for the Loan Notes, we hereby undertake and agree to indemnify and keep indemnified the Company from and against all actions, proceedings, claims, damages, costs, expenses and demands which may be brought or made against the Company or suffered or incurred by the Company or for which the Company may become liable by reason or in consequence of the issue to us of a duplicate certificate(s) and/or of the Company permitting at any time after the date of this letter any transfer of all or any of the Loan Notes without the production of the original certificate(s).

5. We agree that where through the lapse of time or for any other reason it is not possible to ascertain the number[s] of the original certificate(s) this indemnity and undertaking shall nonetheless be fully effective and binding on us.

6. We further agree and undertake to deliver to the Company for cancellation the original certificates should the same ever be recovered, it being understood that, notwithstanding any such delivery, the Company shall be entitled to retain this indemnity and undertaking which shall remain in full force and effect.

7. This letter and the rights and obligations arising from it shall be governed by English law.



IN WITNESS of which we have signed this letter as a deed and have delivered upon dating it



SIGNED as a DEED by )                .........................Director
                                     [   print name   ]
.........................
LIMITED, acting by  )
[a Director and its )
Secretary] [two     )                .........................Director/Secretary
Directors](1)       )                [   print name   ]
                    )










        (1) If the loan note holder is a UK corporate, this indemnity must be executed under its common seal or signed as a deed of the corporation by two of its directors, or by one director and the company secretary, or by a duly authorised officer or attorney or, if not a UK corporate, otherwise in accordance with the formalities in its respective country. If the loan note holder is an individual, this form of proxy and power of attorney must be signed by the individual and also witnessed and signed by that witness.

                        EXAMPLE OF LOAN NOTE C CONVERSION


     A.)      CLAUSE 5.1.1 METHOD:  FINDWHAT.COM SHARE PRICE OF $25

For Each US$ of investment in Loan Note C the holder will receive US$0.105526 in cash and 0.048009 of Findwhat.com stock.

This would result in a return on investment (separate to monthly interest instalments) of 30.6%

This equates to a 2.02% holding of Espotting Media Inc.

     B.)      CLAUSE 5.1.2 METHOD:  FINDWHAT.COM SHARE PRICE OF $15

For Each US$ of investment they will receive US$ 0.146247 in cash and 0.066917 of Findwhat.com stock.

This would result in a return on investment (separate to monthly interest instalments) of 15%. The guaranteed return on day of close.

This equates to a 2.81% holding of Espotting Media Inc.

Notes:

     o The above example is based on a number of assumptions which can't be calculated exactly until day of close. Therefore this model could change slightly (on a non-dilution or diluted basis).

     o This assumes the net asset adjustment as best as we can forecast (the cash payment amount).

     o Espotting have assumed all other Loan Note Interest will be paid as cash where appropriate.

     o Espotting have assumed that a number of staff who are leaving/have just left employment will convert their options to common stock prior to closing.

ABOUT FINDWHAT.COM(R)

FindWhat.com creates and offers proprietary performance-based marketing and commerce enabling services that help businesses of all sizes throughout the business cycle: finding, getting and keeping customers. Its marketing division creates online marketplaces where buyers are introduced to sellers at exactly the right moment, when they are searching for products and services on the Internet; this introduction is based on a bid-for-position, pay-per-click, keyword-targeted advertising service. FindWhat.com offers this service directly to advertisers through the FindWhat.com Network(TM), and offers a private label version of this service to large companies and portals worldwide, including Lycos and Mitsui & Co., Ltd. FindWhat.com also operates a merchant services division which includes Miva(R), a leading online platform of software and services for small to medium-sized enterprises (SMEs). With its easy-to-use, highly customizable and integrated browser-based point and click business creation software and a vast partner network, Miva is focused on helping to create and enhance online business and marketing services for SMEs. Additionally, Comet Systems, a division of FindWhat.com, is a leading provider of connected desktop consumer software. More information on FindWhat.com is available on the Company's website at http://www.FindWhat.com.

DISCLAIMER

This document is intended to provide information only. It is not intended to be an invitation or inducement to any person to enter into any investment activity in connection with the proposed transaction, Espotting Media Inc., or FindWhat.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

FindWhat.com has filed relevant documents concerning its proposed merger with Espotting with the Securities and Exchange Commission, including an amended Registration Statement on Form S-4 on April 22, 2004, containing a joint proxy statement/prospectus. FindWhat.com urges investors to read these documents because they will contain important information. Investors are able to obtain the joint proxy statement/prospectus and any other documents that may be filed by FindWhat.com with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing has been made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907,
Tel: (239) 561-7245, Attn: Brenda Agius. FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors and executive officers and their ownership of FindWhat.com voting securities is set forth in the company's joint proxy statement/prospectus for the annual meeting of stockholders to be held on June 4, 2004, filed with the Commission on April 22, 2004. Additional information about the interests of those participants may be obtained from reading the definitive joint proxy statement/prospectus regarding the proposed transaction with Espotting.

FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words or expressions such as "plan," "intend," "believe" or "expect," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. Key risks are described in FindWhat.com's reports filed with the U.S. Securities and Exchange Commission, including the Amendment No. 1 to the Form S-4 filed on April 22, 2004. Such risks and uncertainties include, among others, the possibility that the merger will not be completed for any reason. The forward-looking statements herein include, without limitation, statements regarding the following: the merger transaction, the timing of meetings and the timing of the closing of the transaction.